Exhibit 21.1

Subsidiaries of Appian Corporation

Name of Subsidiary	Jurisdiction of Organization

Appian Europe Ltd	England and Wales
Appian Software Switzerland LLC	Switzerland (Zug Canton)
Appian Netherlands BV	Netherlands
Appian Software Australia PTY Ltd	Australia
Appian France SARL	France
Appian Software Italy SRL	Italy
Appian Software Germany GmbH	Germany